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AUG 2 8 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/25/11 (MM/DD/YY) AND ENDING 06/29/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southwest Securities, Inc., as of June 29, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public


VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc. (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 29, 2012 and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWS Securities, Inc. as of June 29, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Dallas, Texas
August 24, 2012

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 29, 2012

(dollars in thousands, except par and redemption values)

Assets	
Cash	$ 9,623
Assets segregated for regulatory purposes	176,299
Receivable from brokers, dealers and clearing organizations	1,425,700
Receivable from clients, net of allowance	256,840
Securities owned, at fair value	229,881
Securities purchased under agreements to resell	25,186
Fixed assets, at cost, less accumulated depreciation of $37,077	9,746
Net deferred tax asset	8,856
Goodwill	7,552
Other assets (including $2,582 due from affiliates and net of accumulated amortization of intangible assets of $5,060)	25,750
Total assets	$ 2,175,433
Liabilities and Stockholder's Equity	
Short-term borrowings	$ 87,500
Payable to brokers, dealers, and clearing organizations	1,349,336
Payable to clients	347,875
Drafts payable	24,970
Securities sold, not yet purchased, at fair value	70,155
Securities sold under agreements to repurchase	27,465
Accrued expenses and other liabilities (including $504 due to affiliates)	45,649
	1,952,950
Stockholder's equity:	
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding	-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares	3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued	-
Additional paid-in capital	42,438
Retained earnings	180,042
	222,483
Total liabilities and stockholder's equity	$ 2,175,433

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 29, 2012

(in thousands)

Revenues:		
Net revenues from clearing operations	$	10,154
Commissions		102,914
Interest		70,074
Investment banking, advisory and administrative fees		40,662
Net gains on principal transactions		29,504
Other		9,404
Total revenue		262,712
Expenses:		
Commissions and other employee compensation		147,893
Interest		44,753
Occupancy, equipment and computer service costs		23,336
Communications		11,020
Floor brokerage and clearing organization charges		4,185
Advertising and promotional		2,763
Legal		6,138
Other		10,900
		250,988
Income before income tax expense		11,724
Income tax expense		4,579
Net income	$	7,145

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Stockholder's Equity
Year Ended June 29, 2012

(dollars in thousands)	Series A Preferred Stock		Class A Voting Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance at June 24, 2011	-	$ -	2,820	$ 3	$ 32,340	$ 172,897	$ 205,240
Net income	-	-	-	-	-	7,145	7,145
Capital Contribution from Parent	-	-	-	-	10,098	-	10,098
Balance at June 29, 2012	-	$ -	2,820	$ 3	$ 42,438	$ 180,042	$ 222,483

The accompanying notes are an integral part of this financial statement.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 29, 2012

(in thousands)

Cash flows from operating activities:		
Net income	$	7,145
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		492
Depreciation and amortization		3,813
Provision for doubtful accounts		480
Gain on sale of fixed assets		(1)
Compensation expense for restricted stock		477
Changes in operating assets and liabilities:		
Assets segregated for regulatory purposes		62,026
Brokers, dealers and clearing organizations accounts, net		(23,844)
Client accounts, net		(66,844)
Securities owned, at fair value		(9,582)
Securities purchased under agreements to resell		17,463
Other assets		6,271
Drafts payable		1,314
Securities sold, not yet purchased		1,494
Accrued expenses and other liabilities		1,976
Net cash provided by operating activities		2,680
Cash flows from investing activities:		
Purchase of fixed assets		(2,538)
Proceeds from the sale of fixed assets		3
Net cash used in investing activities		(2,535)
Cash flows from financing activities:		
Payments on short-term borrowings		(2,534,350)
Cash proceeds on short-term borrowings		2,491,850
Capital contribution from Parent		10,098
Loans received from Parent		50,000
Loan repayments to Parent		(30,000)
Proceeds from securities sold under agreements to repurchase		17,152
Net cash used in financing activities		4,750
Net change in cash		4,895
Cash at beginning of year		4,728
Cash at end of year	$	9,623
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	46,041
Cash paid for taxes	$	243

The accompanying notes are an integral part of this financial statement.

(dollars in thousands, except par and redemption values)

1. Organization

Southwest Securities, Inc. ("Company"), a Delaware Company and a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer. The Company is also a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2012 ended on June 29, 2012.

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture, equipment ($35,338) and leasehold improvements ($11,485) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Amortization
The Company recorded a customer relationship intangible which was amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships.

Goodwill
The Company implemented the concepts outlined in Accounting Standards Update ("ASU") 2011-08 regarding its goodwill annual assessment of fair value. The ASU highlights that an entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying amount.

Based on the results of the Company's assessment, the goodwill balance was not impaired. The Company based its assessment of the fair value of the Company's business units with goodwill, clearing and institutional brokerage, on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash Flow Reporting
For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures interest-bearing cash accounts up to $250. Also, non-interest bearing transaction accounts have unlimited coverage under FDIC insurance until December 31, 2012, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act"). At June 29, 2012, the cash balances did not exceed the federally insured limit. At-risk amounts are subject to fluctuation on a daily basis and management does not believe there is significant risk with respect to such deposits.

Assets segregated for regulatory purposes are not included as cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Federal Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include the Company's investment in government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP") and certain

inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities consist of government bonds purchased under the TLGP.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations primarily U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing

(dollars in thousands, except par and redemption values)

significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities and municipal auction rate securities.

The Company held one municipal auction rate bond with a par amount of $21,950 at June 29, 2012 that was classified as a Level 3 security and represented 17.8% of the Company's municipal obligations portfolio. This security is an investment grade credit, was valued at 95.7% of par, or $21,006 at June 29, 2012, and yielded less than 1% per year. The interest rate on the bond is based on the London Interbank Offered Rate ("LIBOR"). The discount on the value of the bond is due to the lack of marketability. While management does not expect any reduction in the cash flow from this bond, the disruption in the credit markets has led to auction failures. The Company currently has the ability to hold this investment until maturity. While the Company expects the issuer of this bond to refinance the debt when LIBOR interest rates rise, there can be no certainty, if or when this refinancing will occur. The Company believes the valuation of this bond at 95.7% of par at June 29, 2012 reflected an appropriate discount for the current lack of liquidity in this investment.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At June 29, 2012, the Company held TLGP bonds with a fair value of $10,114 and cash of $166,185 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3"). The Company had no reserve deposits in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers ("PAIB") at June 29, 2012.

(dollars in thousands, except par and redemption values)

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 29, 2012, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:		
Securities failed to deliver	$	23,220
Securities borrowed		1,320,274
Correspondent broker/dealers		41,941
Clearing organizations		18,705
Other		21,560
	$	1,425,700
Payable:		
Securities failed to receive	$	28,879
Securities loaned		1,289,198
Correspondent broker/dealers		10,753
Other		20,506
	$	1,349,336

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. The Company holds collateral for the receivables from correspondents in the amount of $65,757.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate. At June 29, 2012, the Company had collateral of $1,320,024 under securities lending agreements, of which the Company had repledged approximately $1,250,328.

5. Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $359 and $1,371, respectively, at June 29, 2012. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 29, 2012, the Company has approximately $335,453 of client securities

(dollars in thousands, except par and redemption values)

under customer margin loans that are available to be pledged, of which the Company has repledged approximately $38,870 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $308,669 at June 29, 2012. During fiscal year 2012, the interest rates paid on these balances ranged from 0.02% to 0.05%. While the Company pays interest on these funds at varying rates, the rate paid at June 29, 2012 was 0.02%. The weighted average interest rate paid during fiscal 2012 was 0.04%.

The Company maintains an allowance for doubtful accounts of $117 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 29, 2012, all unsecured customer receivables had been provided for in this allowance.

6. Securities Owned and Securities Sold, not yet Purchased

At June 29, 2012, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

Securities owned:		
U.S. government and government agency obligations	$	41,329
Municipal obligations		117,868
Corporate equity securities		733
Corporate obligations		59,092
Other-primarily unit investment trusts		10,859
	$	229,881
Securities sold, not yet purchased:		
U.S. government and government agency obligations	$	30,462
Corporate obligations		39,348
Other		345
	$	70,155

Certain of the above securities have been pledged as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $1,850 at June 29, 2012. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

(dollars in thousands, except par and redemption values)

7. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy assets segregated for regulatory purposes, securities owned, at fair value and securities sold, not yet purchased, at fair value as of June 29, 2012:

	Level 1	Level 2	Level 3	Total
ASSETS				
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 10,114	$ -	$ -	$ 10,114
	$ 10,114	$ -	$ -	$ 10,114
Securities owned, at fair value				
Corporate equity securities	$ 58	$ -	$ 675	$ 733
Municipal obligations	-	96,862	21,006	117,868
U.S. government and government agency obligations	6,577	34,752	-	41,329
Corporate obligations	-	59,092	-	59,092
Other-primarily unit investment trusts	-	10,859	-	10,859
	$ 6,635	$ 201,565	$ 21,681	$ 229,881
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U.S. government and government agency obligations	$ 16,825	$ 13,637	$ -	$ 30,462
Corporate obligations	-	39,348	-	39,348
Other	-	345	-	345
	$ 16,825	$ 53,330	$ -	$ 70,155
Net assets (liabilities)	$ (76)	$ 148,235	$ 21,681	$ 169,840

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Equity Securities	Municipal Obligations	Total
Ending balance at June 24, 2011	$ 1,225	$ 21,676	$ 22,901
Sales/redemption	(550)	(4,205)	(4,755)
Purchases	-	3,535	3,535
Transfers from Level 2 to Level 3	-	6	6
Transfers from Level 3 to Level 2	-	(6)	(6)
Ending balance at June 29, 2012	$ 675	$ 21,006	$ 21,681

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During fiscal year 2012, there was a transfer from Level 1 to

Level 2 in the securities owned, U.S. government and government agency obligations portfolio valued at $196,000 at June 24, 2011. The transfer from Level 1 to Level 2 was due to the lack of observable transactions in fiscal 2012. During fiscal 2012, the transfer from Level 2 to Level 3 was due to a default on a municipal obligation. Although in default, subsequent observable transactions related to this municipal obligation that supported the security's pricing and its subsequent transfer from Level 3 to Level 2.

During fiscal 2012, the Company held a $3,535 short-term loan to a municipal issuer in its proprietary inventory that bore a fixed interest rate. The loan was valued at par due to its short-term nature and the sound credit of the borrower. The loan was determined to be Level 3 as there was no current market for this loan. By June 29, 2012, the loan was paid in full with no gain/loss on the transaction.

Changes in unrealized gains (losses) and realized gains (losses) for corporate and municipal obligations and corporate equity securities are presented in net gains on principal transactions on the Statements of Operations. There were no unrealized gains or losses related to assets still held at June 29, 2012.

The following table highlights, for each asset and liability measured at fair value on a recurring basis and categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement as of June 29, 2012 (dollars in thousands):

Asset/ Liability	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Securities owned, at fair value				
Corporate equity securities– auction rate preferred	$ 675	Analysis of comparable securities	N/A	N/A
Municipal obligations – auction rate bonds	21,006	Discounted Cash Flow	Holding Period	one to five years (3 years)

The Company holds 27 auction rate preferred securities valued at par of $675 at June 29, 2012 based on observed values of comparable securities. Since June 2010, the Company has held up to $1.8 million in Level 3 auction rate preferred securities, of which $1.2 million have been redeemed at par. The remaining $675 of auction rate preferred securities are similar to those that were previously redeemed and the Company anticipates that the remaining securities will also be redeemed at par. While a liquidity discount has been considered for these securities, the Company does not believe a discount is warranted. To the extent these securities are redeemed at a price below par, the Company would consider revaluing any remaining securities at a discounted price.

The Company holds one municipal auction rate bond valued at $21,006 at June 29, 2012. The security matures in 2032 and pays interest on a weekly basis that is indexed to a variable short term interest rate. The Company performs a discounted cash flow analysis quarterly to value this bond. This analysis considers the coupon in light of market yields on similar municipal securities. A probability weighted matrix is used to determine what the theoretical value of this security would

(dollars in thousands, except par and redemption values)

be if it were redeemed at par in one to five years. In addition, the Company reviews recent market activity in similar securities. The final valuation is derived by applying a weight to the discounted cash flow valuation and observed market values. In the future, there could be a reduction in the valuation of the bond if the spread widens between the coupon paid on the bond and the required market yield.

8. Securities Purchased/Sold Under Agreements to Resell/Repurchase

At June 29, 2012, the Company held reverse repurchase agreements totaling $25,186, collateralized by U.S. government and government agency obligations with a fair value of approximately $25,036.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities. Securities sold under repurchase agreements at June 29, 2012 was $27,465.

9. Intangible Assets

In July, 2006, the Company purchased the correspondent customers of TD Ameritrade Holding Corporation, ("Ameritrade") for an aggregate purchase price of $5,060. As a result of this transaction, the Company recorded a customer relationship intangible of $5,060. The intangible asset was amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. This intangible asset was fully amortized in July 2011. The Company recognized approximately $6 of amortization expense in fiscal 2012. The net intangible asset is included in other assets on the Statement of Financial Condition.

10. Short-Term Borrowings

Uncommitted lines of credit

The Company has credit arrangements with commercial banks, which include broker loan lines up to $300,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.09% at June 29, 2012). The total amount of borrowings available under these lines of credit is reduced by the amount available under the options trading unsecured letter of credit, referenced below. At June 29, 2012, the amount outstanding under these secured arrangements was $22,500, which was collateralized by securities held for firm accounts valued at $80,125.

At June 29, 2012, the Company has a $10,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available

(dollars in thousands, except par and redemption values)

under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. At June 29, 2012, there were no amounts outstanding on this line. At June 29, 2012, the total amount available for borrowing was $10,000.

On June 29, 2012, Southwest Securities entered into an agreement with an unaffiliated bank for $75,000 secured uncommitted revolving credit facility that is due on demand and bears interest at a rate mutually agreed upon at the time of borrowing. All or a portion of the facility may be available for intra-day loan purposes ("Day Loans"). All Day Loans will be payable on the day they are made. Interest is payable monthly and computed on the basis of 360 days for the actual number of days elapsed. One day of interest will accrue on Day Loans on the day they are made at a per annum rate of 1% per annum.

Committed lines of credit

On January 28, 2011, the Company entered into an agreement with an unaffiliated bank for a $45,000 committed revolving credit facility. The commitment fee is 37.5 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 75 basis points. The agreement provides that the Company must maintain a tangible net worth of at least $150,000. In January 2012, the agreement was renewed amending the interest rate when drawn to the federal funds rate plus 125 basis points. At June 29, 2012, there was $45,000 outstanding under the committed revolving credit facility. The secured borrowing was collateralized by securities with a value of $71,277.

Unsecured letters of credit

At June 29, 2012, the Company had an irrevocable letter of credit agreement pledged to support customer open option positions with an options clearing organization. Until drawn the letter of credit bears interest at a rate of 0.5% per annum and is renewable semi-annually. If drawn, the letter of credit bears interest at a rate of 0.5% per annum plus a fee. At June 29, 2012, the maximum amount available under this letter of credit agreement was $75,000. At June 29, 2012 the Company had outstanding, undrawn letters of credit of $63,000 bearing interest at a rate of 0.5% per annum. This letter of credit agreement was fully collateralized by marketable securities held in client and non-client margin accounts with a value of approximately $86,107 at June 29, 2012.

11. Income Taxes

Income tax expense for the fiscal year ended June 29, 2012, (effective rate of 39.1%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	4,103
Tax-exempt interest		(872)
Non-deductible meals and entertainment expenses		178
Non-deductible compensation		1,011
State income taxes, net of federal tax benefit		224
Other, net		(65)
	$	4,579

(dollars in thousands, except par and redemption values)

Income taxes as set forth in the statement of operations consist of the following components:

Current		
Federal	$	4,037
State		50
		4,087
Deferred		
Federal	$	218
State		274
		492
Total income tax expense	$	4,579

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 29, 2012 are presented below:

Deferred tax assets:		
Accrued expenses	$	8,189
State deferred taxes		1,152
Other		457
Total gross deferred tax asset		9,798
Deferred tax liabilities:		
Fixed assets		(942)
Net deferred tax asset included in other assets	$	8,856

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

The current income tax payable at June 29, 2012 was $4,614.

At June 29, 2012, the Company had approximately $1,125 of unrecognized tax benefits. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at June 24, 2011	$	1,359
Increases as a result of tax positions taken during prior years		551
Increases as a result of tax positions taken during the current period		71
Increases as a result of lapse of applicable statute of limitations		(99)
Decreases as a result of tax positions taken during prior years		(557)
Settlements		(200)
Balance at June 29, 2012	$	1,125

While the Company expects that the net liability for uncertain positions will change during fiscal 2013, the Company does not believe that the change will have a significant impact on its financial position or results of operations.

(dollars in thousands, except par and redemption values)

The Company recognizes interest and penalties on income taxes in income tax expense. Included in the net liability is accrued interest and penalties of $280, net of federal benefit. During the year ended June 29, 2012, the Company recognized $8, net of federal benefit, in interest and penalties in income tax expense. The total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $845, net of federal benefit.

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2008. An examination of certain state returns for the years ended December 31, 2007 through 2010 was completed with no significant adjustments. Two state agencies have notified the Company of their intent to begin examinations for tax years December 31, 2008 through 2010 and one state examination for the same time period is underway. An examination of the federal consolidated Parent's return for 2008 through 2010 is expected to continue through early 2013.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At June 29, 2012, the Company had net capital of approximately $150,328 which is approximately $143,635 in excess of its minimum net capital requirement of approximately $6,693 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 29, 2012, the Company had net capital of approximately $133,595 in excess of 5% of aggregate debit items.

13. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. Based on an agreement with this entity, the Company receives a fee for clearing SWSFS trades. The net amount of fees received by the Company for clearing trades for this entity was approximately $770. The Company also provides all accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing agreement in the amount of $50 per year. Additionally, the Company collects all revenues and pays all expenses on behalf of SWSFS.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, Southwest Securities, FSB. These funds are FDIC insured up to $250. The Company received a maintenance fee of $3,769 on these bank insured funds from Southwest Securities, FSB.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $13,739 for which the Company has recorded an

(dollars in thousands, except par and redemption values)

allowance, included in other liabilities in the Statement of Financial Condition, of $1,789 for termed relationships.

The Company allocated certain employee expenses to the Parent in the amount of $1,463 for time incurred by the Company's employees on Parent corporate administration.

The Company received insurance fees from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. and its subsidiary (collectively, "SWS Insurance") of $4,436 for the fiscal year ended June 29, 2012. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products.

In March 2012, the Parent loaned the Company $50,000 to use in general operations by reducing the Company's short-term borrowings for the financing of the Company's day-to-day cash management needs. In June 2012, the Company had made payments on this loan of $30,000. The Company paid interest at the fed funds rate plus 1.25%. During fiscal 2012, the Company paid interest of $180.

On the Statement of Financial Condition, the total receivable from the Parent is $2,390, from Southwest Securities, FSB is $103, from Southwest Investment Advisors, Inc., a dormant entity, is $85 and from SWS Insurance is $4. The total payable to SWSFS is $198 and to SWS Insurance is $306. During fiscal 2012, the Parent paid $20,000 toward the Company's intercompany receivable from the Parent and made a capital contribution of $10,000 to the Company.

14. Employee Benefits

The Company has a defined contribution profit sharing/401(k) plan covering substantially all employees. Employer provided profit sharing benefits become fully vested after six years of service by the participant. Profit sharing contributions to the plan are accrued and funded at the Company's discretion. There were no profit sharing contributions for the year ended June 29, 2012. The Company provides a match of up to 4% of eligible compensation in the 401(k) portion of the plan. The Company's matching contributions vest immediately and the expense totaled approximately $3,371 for the year ended June 29, 2012.

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). In November 2007, the stockholders of SWS Group approved an amendment to the Restricted Stock Plan to increase the number of shares available thereunder by 500,000. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan is fully vested after three years. For the year ended June 29, 2012, the Company has recognized compensation expense of approximately $477 for all restricted stock granted to the Company's employees.

(dollars in thousands, except par and redemption values)

15. Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statements of Financial Condition. Rental expense relating to the facilities and equipment leases for fiscal year 2012 aggregated approximately $8,472.

At June 29, 2012 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2013	$	5,018
2014		3,435
2015		2,488
2016		1,609
2017		329
Thereafter		44
	$	12,923

Underwriting. Through its participation in underwritings, both corporate and municipal securities, the Company could expose itself to material risk, that securities that the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At June 29, 2012, there were no potential liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $2,317 for such claims.

The Company has been named in three lawsuits related to a $35,000 bond offering that was 40% underwritten by M.L. Stern & Co., LLC, a company purchased by the Parent in 2008. The offering took place in November of 2005 and the lawsuit was filed in November 2009.

The lawsuits are in the discovery stage and the ultimate amount of liability associated with this claim cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. During fiscal 2012, the Company recorded a liability of approximately $1,000 related to this matter.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the

normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

16. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities

(dollars in thousands, except par and redemption values)

pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

17. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

18. PAIB Reserve Requirements

The Company performs calculations of PAIB reserve requirements. At June 29, 2012, the Company did not have a PAIB reserve requirement and has no amount on deposit.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission

(in thousands)

Total stockholder's equity from statement of financial condition		$ 222,483
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		222,483
Deductions and /or charges:		
Receivable from affiliates	$ (2,582)	
Fixed assets, net	(9,746)	
Other nonallowable assets	(41,113)	
Aged fails to deliver	(274)	
Aged short security differences	(28)	
Other deductions and/or charges	(631)	(54,374)
Net capital before haircuts on securities positions		168,109
Haircuts on securities positions		(17,781)
Net Capital		150,328
Net capital requirement:		
Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($334,671 x 2% = $6,693) or $1,000		6,693
Excess net capital		$ 143,635
Net capital in excess of the greater of 5% of aggregate debit items or $1,200		$ 133,595

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of June 29, 2012 and filed with the Financial Industry Regulatory Authority on July 25, 2012.

Southwest Securities, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

(in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	371,912
Monies borrowed collateralized by securities carried for the accounts of customers		25
Monies payable against customers' securities loaned		38,870
Customers' securities failed to receive		26,637
Credit balances in firm accounts which are attributable to principal sales to customers		1,019
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		1
Market value of short securities and credits in all suspense accounts over 30 calendar days		10
Other		67,344
Total credits		505,818
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		253,101
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		8,176
Failed to deliver of customers' securities not older than 30 calendar days		17,172
Margin required and on deposit with the Options Clearing Corporation for all option contracts with or purchased in customer accounts		56,222
Total debits		334,671
Less 3% haircut		(10,040)
Total debits		324,631
Excess of total credits over total debits	$	181,187
Reserve requirement at June 29, 2012:		
Amount of securities held in "Reserve Bank Accounts" at June 29, 2012	$	176,299
Deposit held within required time frames of qualified securities (July 3, 2012)		18,175
Amount of securities held in "Reserve Bank Accounts"	$	194,474

Note: The above computation does not differ materially from the computation of special reserve requirement prepared by the Company as of June 29, 2012 and filed with the Financial Industry Regulatory Authority on July 25, 2012.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule III – Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

State the market valuation and the number of items of:

1. Customers fully paid securities and excess margin securities not in the respondent's possession or control as of June 29, 2012 for which instructions to reduce to possession or control had been issued as of June 29, 2012 but for which the required action was not taken by respondent within the time frames specified under Exchange Act Rule 15c3-3

(dollars in thousands)

Number of items	9
Market value	$ 53

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 29, 2012 excluding items arising from "temporary lags which result from normal business operations" as permitted under Exchange Act Rule 15c3-3

(dollars in thousands)

Number of items	-
Market value	$ -



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
Southwest Securities, Inc.

In planning and performing our audit of the financial statements of Southwest Securities, Inc. (the "Company", a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) as of and for the year ended June 29, 2012, in accordance with the standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC) (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts, we did not review the practices and procedures followed by the Company in the following:

1. Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Grant Thornton

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 29, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2012



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors
Southwest Securities, Inc.
1201 Elm Street, Suite 3500
Dallas, TX 75270

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 29, 2012, which were agreed to by Southwest Securities, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 29, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 29, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2012

SOUTHWEST SECURITIES, INC.

Schedule of Securities Investor Protection Corporation
Assessments and Payments

For the year ended June 29, 2012

Date Paid	Amount Paid
January 19, 2012	$ 238,830.46
August 16, 2012	$ 254,154.73


Grant Thornton

 Grant Thornton

Southwest Securities, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended June 29, 2012
With Report of Independent Registered Public
Accounting Firm